Filed Pursuant to Rule 253(g)(2)
File No. 024-12630

Supplement No. 2 dated November 3, 2026 to the Offering Circular dated February 5, 2026

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 5 LATAM LP, dated February 5, 2026, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

·	Our price per share value as of November 3, 2026.

As of November 3, 2026, our price per share is $1.1916.

Value as of November 3, 2026
Net Asset Value (NAV)	$8,194,490.21
Total Outstanding Shares	6,876,880
Share Price	$1.1916

The fixed price of Class A Investor Shares was determined by calculating the Net Asset Value ("NAV") of the Company and dividing the NAV by the total number of outstanding shares. The NAV is calculated as the Net Present Value ("NPV") of the Estimated Net Operating Income ("Estimated NOI") of the Company. See "Price of Class A Investor Shares".